

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Via E-mail
Zhao Chunfu
Vice General Manager, Secretary, and Director
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County
Heilongjiang Province
People's Republic of China

> **Re: China Linen Textile Industry, Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed April 28, 2011**
> **File No. 333-171239**

Dear Mr. Zhao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the prospectus to reflect the changes to your board of directors, including the resignation of Teng Yunhai and the appointment of Xu Jianzhong and Xu Jixiang. Please also file as exhibits to the registration statement any agreements entered into between you and each of the new directors. See Item 6.A of Form 20-F and Item 601(b)(10)(iii)(A) of Regulation S-K.

Selected Financial Data, page 30

Exchange Rate Information, page 32

2. Please disclose the exchange rate in the first paragraph as of the latest practicable date. Please also revise the table to provide exchange rate information for the full months of March 2011 and April 2011.

Price Range of Securities and Dividends, page 34

3. Please revise the table to provide the high and low market prices of the Ordinary Shares for the first quarter of fiscal 2011 and the full months of March 2011 and April 2011. Please also revise the paragraph preceding the table to accurately describe the information presented in the table. See Item 9.A.4(b) and (c) of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 41

4. Please file as an exhibit to the registration statement the amendment to the loan agreement with the Agricultural Bank of China that renewed the loan amount of $1,358,962. In addition, as previously requested in comment nine in our letter dated April 21, 2011, please also revise your disclosure to identify the maturity date of the renewed loan.

Security Ownership of Certain Beneficial Owners and Management, page 71

5. We note that you updated the introduction of this table to indicate that it sets forth stock ownership as of April 28, 2011. Accordingly, please revise footnote 1 so that it is consistent with your updated disclosure.

Signatures, page 99

6. Please revise to have the registration statement signed by at least a majority of your board of directors. See Instruction 1 to Signatures of Form F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: Jodie Wehner
China Linen Textile Industry, Ltd.

Benjamin Tan
Sichenzia Ross Friedman Ference LLP